EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Replidyne, Inc.:
We consent to the use of our report dated April 4, 2006, with respect to the balance sheets of Replidyne, Inc. as of December 31, 2004 and 2005, and the related statements of operations; preferred stock, stockholders’ deficit, and comprehensive loss; and cash flows for each of the years in the three-year period ended December 31, 2005 and for the period from December 6, 2000 (inception) to December 31, 2005, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Boulder, Colorado
April 4, 2006